UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S.$ 15,000,000 0.675 per cent. Fixed Rate Notes due March 6, 2024 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: 6 December 2021

The following information regarding an issue of U.S.$ 15,000,000 0.675 per cent. Fixed Rate Notes due March 6, 2024 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2021 (the “Information Statement”), the Prospectus dated October 11, 2021 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Final Terms dated December 2, 2021 (the “Final Terms”), and the Terms Agreement dated December 2, 2021 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 15,000,000 0.675 per cent. Fixed Rate Notes due March 6, 2024

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 0.675 per cent. per annum payable semi-annually in arrears on March 6 and September 6 of each year beginning March 6, 2022 and ending on the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. March 6, 2024.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.869333333 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread. See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (dated October 8, 2021);[1]
B.	Prospectus (October 11, 2021);[2]
C.	Final Terms (December 2, 2021); and
D.	Terms Agreement (December 2, 2021).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2021
[2]	Filed on October 25, 2021.

EXHIBIT C

Final Terms dated December 2, 2021

International Finance Corporation

Issue of

U.S. $15,000,000 0.675 per cent Fixed Rate Notes due March 6, 2024 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 11, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at www.ifc.org and www.bourse.lu and copies may be obtained from the office of the Corporation at 2121 Pennsylvania Avenue N.W., Washington, D.C. 20433, U.S.A.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2437

(i) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	$15,000,000

(ii) Tranche:	$15,000,000

5. Issue Price:	99.869333333 per cent of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S. $1,000 and integral multiples thereof

(i) Calculation Amount:	U.S. $1,000

7. (i) Issue Date:	December 6, 2021

8. Maturity Date:	March 6, 2024

9. Interest Basis:	0.675% Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	0.675 per cent per annum payable semi-annually in arrears

(ii) Interest Payment Date(s):	March 6 and September 6 in each year, from and including March 6, 2022, to and including the Maturity Date, adjusted for payment purposes only in accordance with the Modified Following Business Day Convention

(iii) Fixed Coupon Amount(s):	U.S. $3.375 per Calculation Amount

(iv) Broken Amount(s):	Not Applicable

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index-Linked Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	Not Applicable

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount

Capital at Risk Notes:	No

In cases where the Final Redemption Amount is index-linked or other variable-linked:	Not Applicable

24. Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

As per Condition 9

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Registered Notes

26. New Global Note (NGN):	No

27. Global Certificate held under the new safe-keeping structure (NSS):	No

28. Financial Centre(s) or other special provisions relating to payment dates:

New York

Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day.

In the above paragraph, “business day” means a day on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No

30.  Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:

Not Applicable

31. Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	Not Applicable

32. Redenomination, renominalization and reconventioning provisions:	Not Applicable

33. Consolidation provisions:	Not Applicable

34. Additional terms:	Not Applicable

35. Governing law:	New York

DISTRIBUTION

36. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(i) Date of Terms Agreement:	December 2, 2021

(ii) Stabilization Manager(s) (if any):	Not Applicable

37. If non-syndicated, name and address of Dealer:	InspereX LLC 25 SE 4th Ave, Suite 400 Delray Beach, FL 33483

38. Total commission and concession:	Not Applicable

39. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/Tom Ceusters
Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i)Listing:	Not Applicable
(ii)Admission to trading:	Not Applicable

2. RATINGS

Ratings:	The Notes to be issued have been rated:

S & P: AAA
Moody’s: Aaa

3. USE OF PROCEEDS

As specified in the Prospectus

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VQQ22

Common Code:	241286967

CUSIP:	45950VQQ2

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	Not Applicable

6. GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

The Notes will be issued with a de minimis amount of original issue discount (“OID”). While a U.S. Holder is generally not required to include de minimis OID in income prior to the sale or maturity of the notes, under recently enacted legislation, U.S. Holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the notes in income no later than the time upon which they include such amounts in income on their financial statements. U.S. Holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

Capital Gains

As discussed in the Prospectus under “Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes”, a U.S. Holder may recognize capital gain or loss upon a sale of the Notes. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the rate referenced in the Prospectus) where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT D

TERMS AGREEMENT NO. 2437 UNDER

THE STANDARD PROVISIONS

December 2, 2021

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1.

The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s USD $15,000,000 0.675 per cent Fixed Rate Notes due March 6, 2024 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) on or around 10:00am New York time on December 6th 2021 (the “Settlement Date”) at an aggregate purchase price of USD $14,980,400 (which is 99.869333333% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to on or around 4:00 p.m. New York time on November 15th, 2021 and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3.

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4.

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a), of the Standard Provisions, dated as of the Settlement Date.

5.	The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above.

6.	The purchase price specified above will be paid by the Dealer by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7.	The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8.

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10.	For purposes hereof, the notice details of the Dealer are as follows:

InspereX LLC

25 SE 4th Avenue

Suite 400

Boca Raton, FL 33483

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11.	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

InspereX LLC (the “Dealer”)

By:	/s/ Claude Seide
Name: Claude Seide
Title: Head of Taxable Trading | Fixed Income

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom Ceusters
Name: Tom Ceusters
Title: Director